

January 6, 2015

Via E-mail
Ignacio Sanz y Arcelus
Chief Financial Officer
BBVA Banco Francés S.A.
Reconquista 199
(C1003ABB) Buenos Aires. Republic of Argentina

> **Re:** **BBVA Banco Francés S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 21, 2014**
> **Response dated October 31, 2014**
> **File No. 1-12568**

Dear Mr. Sanz y Arcelus:

We have reviewed your correspondence dated October 31, 2014, and we have the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4. Information on the Company, page 14

Classification System According to Central Bank Regulations, page 58

1.   We note your response to comment 2 in our letter dated September 30, 2014, regarding the term "RPC," or "Total Regulatory Capital." Please revise your disclosure in your next Form 20-F to explain, including a tabular presentation, the calculation of your RPC as of relevant dates. Please explain any significant variations between how RPC is calculated and the calculation of the capital measures which were displayed on page 90 of your Form 20-F for the 2013 fiscal year.

Item 5. Operating and Financial Review and Prospects, page 106

2.   We note your response to comment 4 in our letter dated September 30, 2014. In your next Form 20-F, please clarify the extent to which the negotiated salary increases to which you refer in your response are driven by unofficial inflation measures. Also clarify how often you negotiate salary increases.

3.   We note your response to comment 5 in our letter dated September 30, 2014. Given that the practice of indexation by a benchmark stabilization coefficient is unique to the context of banking in Argentina, please explain this concept further for the benefit of your U.S. investor audience. Explain why you engage in indexation to the CER. Also explain any risks or limitations of indexation to the CER, given that the Argentine Central Bank calculates the index based on variations in the Consumer Price Index, which has been subject to concerns regarding inaccuracy (as described on page 8 of your 2013 Form 20-F). Please show us your proposed revised disclosure on a draft basis.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
      Andrés V. Gil
      Davis Polk & Wardwell LLP